AMER SPORTS REPORTS SECOND QUARTER 2025 FINANCIAL RESULTS, RAISES FULL YEAR REVENUE, MARGIN, AND EPS GUIDANCE
•Strong 2Q25 results with revenues, adjusted margins and EPS above guidance
•Raises full year revenue, adjusted margin, and EPS guidance
•Revenue increased 23% to $1,236 million, and strong momentum continues into 3Q25
•Arc’teryx delivered strong results across regions, channels, and categories
•Salomon footwear acceleration continues, driving 35% growth in the Outdoor Performance Segment
•Ball & Racquet segment delivered sales growth and margin expansion led by Wilson Tennis 360
•Wilson CEO Joe Dudy to leave Amer Sports, CFO Andrew Page appointed interim CEO
•Investor Day scheduled for September 18 in Vancouver, BC
NEW YORK (August 19, 2025) – Amer Sports, Inc. (NYSE: AS) (“Amer Sports” or the “Company”) today announced its financial results for the second quarter of 2025.
CEO James Zheng commented "Amer Sports' strong momentum continued in the second quarter, as our unique portfolio of premium technical brands continues to create white space and take share in sports and outdoor markets around the world."
"We remain confident in our ability to manage through higher tariffs and other near-term macro uncertainties, while also ensuring that we develop each of our unique brands for high quality, long duration growth. The recent Salomon footwear acceleration, Arc'teryx's continued momentum, and steady results from our equipment franchises position us well for another strong performance in 2025 and beyond."
SECOND QUARTER 2025 RESULTS
For the second quarter of 2025, compared to the second quarter of 2024:
•Revenue increased 23% to $1,236 million, or 22% on a constant currency basis1. Revenues by segment:
•Technical Apparel increased 23% to $509 million, or increased 23% on a constant currency basis. This reflects an omni-comp2 growth of 15%.
•Outdoor Performance increased 35% to $414 million, or increased 32% on a constant currency basis.
•Ball & Racquet Sports increased 11% to $314 million, or increased 10% on a constant currency basis.
•Gross margin increased 270 basis points to 58.5%; Adjusted gross margin increased 250 basis points to 58.7%.

1 Constant currency revenue is calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period.
2 Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

•Selling, general and administrative expenses increased 23% to $698 million; Adjusted selling, general and administrative expenses increased 27% to $677 million.
•Operating profit increased 614% to $44 million; Adjusted operating profit increased 130% to $67 million, including $19 million of government grants received in the second quarter, as compared to the second half of 2024.
•Operating margin increased 430 basis points to 3.5%. Adjusted operating margin increased 260 basis points to 5.5%. Government grants benefited adjusted operating margin by approximately 150 basis points. Adjusted operating margin by segment:
◦Technical Apparel decreased 10 basis points to 13.9%.
◦Outdoor Performance increased 720 basis points to 5.1%.
◦Ball & Racquet Sports increased 200 basis points to 3.1%.
•Net income/(loss) increased from $(4) million to $18 million, which is $0.03 diluted earnings per share; Adjusted net income increased 46% to $36 million, which is $0.06 adjusted diluted earnings per share.
Balance sheet. Year-over-year inventories increased 29% to $1,597 million. Net debt3 was $640 million, and cash and cash equivalents totaled $303 million at quarter end.
MANAGEMENT CHANGES
Joe Dudy has decided to step down as President & CEO of Wilson effective August 31 to pursue new endeavors outside the Company. He will continue to serve as an advisor to Wilson through March 1, 2026. CFO Andrew Page has been appointed interim President & CEO of Wilson and will lead the Ball & Racquet segment and will continue in his current role as Amer Sports CFO. The company has begun a comprehensive search for the next Wilson leader.
CEO James Zheng said “we are grateful for Joe Dudy’s 30 years of service at Wilson and wish him well as he begins a new chapter. His contributions have been critical to the brand’s success, especially over the last six years as CEO. Looking forward, I have full confidence in Andrew Page to lead Wilson during this transition while also continuing to execute his responsibilities as Amer Sports CFO.”
OUTLOOK
CFO Andrew Page said, "the inflection of Salomon footwear adds a strong second leg of growth to Arc'teryx's already exceptional sales and margin trajectory, significantly elevating the long-term value creation potential of our portfolio of premium sports and outdoor brands."
"Given our strong first half results and continued operating and financial momentum — and despite higher tariffs than assumed in our previous guidance — we are raising our full year revenue, margin, and EPS expectations. This updated guidance assumes the current 30% incremental U.S. tariff on goods from China plus the current tariff rates on all other countries will stay in place for the remainder of 2025. Although the tariff impact to our Ball & Racquet segment will be slightly higher than expected, given the mitigation strategies already underway across brands, we continue to expect the impact to our consolidated results to be negligible this year."

3Net debt is defined as the principal value of borrowings from financial institutions, including the revolving credit facility and other-borrowings, less cash and cash equivalents.

FULL-YEAR 2025
Amer Sports is updating guidance for the year ending December 31, 2025 (all guidance figures reference adjusted amounts). Guidance assumes incremental U.S. tariffs on imports from China remain at 30%, and the current tariff rates on all other countries:
•Reported revenue growth: 20 – 21%, including an approximate 100 basis point benefit from favorable Fx impact at current exchange rates
•Gross margin: approximately 57.5%
•Operating margin: 11.8 – 12.2%
•Net finance cost: approximately $105 million
•Effective tax rate: 28 – 30%
•Other operating income will be approximately $20 million, and non-controlling interest approximately $10 million
•Fully diluted share count: 561 million
•Fully diluted EPS: $0.77 – 0.82
•D&A: approximately $350 million, including approximately $180 million of ROU depreciation
•CapEx: approximately $300 million
•Technical Apparel:
◦Revenue growth of 22 – 25%
◦Segment operating margin approximately 21%
•Outdoor Performance:
◦Revenue growth of 22 – 25%
◦Segment operating margin 11 – 11.5%
•Ball & Racquet:
◦Revenue growth of 7 – 9%
◦Segment operating margin of 3 – 4%

THIRD QUARTER 2025
Amer Sports is providing the following guidance for the third quarter ending September 30, 2025 (all guidance figures reference adjusted amounts). Guidance assumes incremental U.S. tariffs on imports from China remain at 30%, and the current tariff rates on all other countries:
•Reported revenue growth: approximately 20%, including an approximate 150 basis point benefit from favorable Fx impact at current exchange rates
•Gross margin: approximately 56.5%
•Operating margin: 12.0 – 13.0%
•Net finance cost: $30 – 35 million
•Effective tax rate: 28 – 30%
•Fully diluted share count: 561 million
•Fully diluted EPS: $0.20 – 0.22

Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS Accounting Standards measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.
INVESTOR DAY INFORMATION
Amer Sports will host an investor day September 18, 2025 in Vancouver, BC from 9:00 am to approximately 5:00 pm Pacific Time. The entire presentation will be webcast, please visit https://arcteryx.brandlive.com/Amer-Sports-Investor-Day/en to register.
CONFERENCE CALL INFORMATION
The Company's conference call to review the results for the second quarter 2025 will be webcast live today, Tuesday, August 19, 2025 at 8:00 a.m. Eastern Time and can be accessed at https://investors.amersports.com.
ABOUT AMER SPORTS
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.
With over 13,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 42 countries and our products are sold in 100+ countries. Amer Sports generated revenue of $5.2 billion in 2024. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.
NON-IFRS MEASURES
Adjusted gross profit margin, adjusted SG&A expenses, adjusted net finance costs, adjusted income tax expense, adjusted operating profit margin, adjusted EBITDA, adjusted net income attributable to equity holders of the Company, and adjusted diluted earnings per share are financial measures that are not defined under IFRS Accounting Standards. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding non-recurring items such as depreciation and amortization related to purchase price allocation (PPA) fair value step up resulting from the acquisition and delisting of Amer Sports in 2019, restructuring expenses, and expenses related to certain legal proceedings. Adjusted SG&A excludes non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments.

Adjusted net finance costs is calculated as net finance costs excluding non-recurring items such as expenses related to transaction activities, other adjustments and loss on debt extinguishment. Adjusted income tax expense is calculated as income tax expense excluding the income tax expense resulting from each adjustment excluded from Adjusted net income. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as income before tax with adjustments to exclude non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, expenses related to certain share-based payments, interest expense, foreign currency exchange gains/(losses), net & other finance costs, loss on debt extinguishment, and interest income. Adjusted EBITDA is calculated as net income attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax expense/(benefit), foreign currency exchange gains/(losses), net & other finance costs, interest expense, loss on debt extinguishment, and depreciation and amortization, less interest income with adjustments to exclude non-recurring items such as restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. Adjusted net income attributable to equity holders of the Company is calculated as net income attributable to equity holders of the Company with adjustments to exclude non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment, other adjustments, and related income tax expense. “Omni-comp” reflects revenue growth on a constant currency basis from retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed for 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.
The Company believes that these non-IFRS measures, when taken together with its financial results presented in accordance with IFRS Accounting Standards, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net income are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures, however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS Accounting Standards financial measure.
FORWARD LOOKING STATEMENTS
This press release contains statements that constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “will,” “expect,” “could,” “target,” “predict,” “potential,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions. Forward-looking statements appear in a number of places herein and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. These risks and uncertainties include factors relating to: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our DTC channel, including the expansion and success of our retail stores and e-commerce platforms; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; changes in trade policies, including tariffs and other trade restrictions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability-related matters, or legal, regulatory or market responses thereto; current and further changes to trade policies, tariffs, import/export regulations and, anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations; the use and reliance on artificial intelligence can potentially cause intellectual property rights issues, security vulnerabilities, harm our business reputation, negatively impact our operations and impact our financial results; ability to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our information technology (“IT”) systems; our reliance on a large number of complex IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with ANTA Sports Products Limited (“ANTA Sports”); our expectations regarding the time during which we will be a foreign private issuer; and other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.

FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Senior Vice President Group Investor Relations and Capital Markets
omar.saad@amersports.com
Media:
Päivi Antola
Senior Vice President, Communications
media@amersports.com
Source: Amer Sports

CONSOLIDATED STATEMENTS OF INCOME AND LOSS (1) (2)
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions (except for earnings per share information)	2025	2024	2025	2024

Revenue	$1,236.3	$1,001.4	$2,708.8	$2,194.0
Cost of goods sold	(513.4)	(442.5)	(1,134.8)	(986.9)
Gross profit	722.9	558.9	1,574.0	1,207.1
Selling, general and administrative expenses	(697.8)	(567.8)	(1,339.7)	(1,111.7)
Impairment losses	(2.6)	(1.2)	(2.9)	(2.5)
Other operating income	21.2	1.6	26.5	7.6
Operating profit/(loss)	43.7	(8.5)	257.9	100.5

Interest expense	(30.0)	(42.6)	(52.0)	(110.9)
Foreign currency exchange gains/(losses), net & other finance costs	6.7	(5.1)	10.6	(19.1)
Loss on debt extinguishment	—	—	—	(14.3)
Interest income	1.4	2.5	2.9	5.2
Net finance cost	(21.9)	(45.2)	(38.5)	(139.1)

Income/(loss) before tax	21.8	(53.7)	219.4	(38.6)

Income tax benefit/(expense)	0.6	51.9	(58.9)	43.7

Net income/(loss)	$22.4	$(1.8)	$160.5	$5.1

Net income/(loss) attributable to:
Equity holders of the Company	$18.2	$(3.7)	$152.8	$1.4
Non-controlling interests	$4.2	$1.9	$7.7	$3.7

Earnings/(loss) per share
Basic earnings/(loss) per share	$0.03	$(0.01)	$0.28	$0.00
Diluted earnings/(loss) per share	$0.03	$(0.01)	$0.27	$0.00

Weighted-average number of ordinary shares
Basic	555,400,923	505,249,607	554,697,448	483,672,684
Diluted	560,798,983	505,249,607	560,361,095	486,601,577
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior period amounts have been reclassified to conform with current period presentation.
(2) Beginning in the fourth quarter of 2024, the Company changed its presentation of foreign exchange gains and losses related to operational transactions, which were previously recorded as selling, general and administrative expenses, and are now recorded as finance costs. The impact on the prior period financial statements is immaterial.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (1)
As of June 30, 2025 and December 31, 2024
(Unaudited)

In millions	June 30, 2025	December 31, 2024

ASSETS

NON-CURRENT ASSETS

Intangible assets	$2,781.4	$2,590.1
Goodwill	2,284.6	2,127.7
Property, plant and equipment	610.7	549.5
Right-of-use assets	604.8	524.3
Non-current financial assets	60.6	62.0
Defined benefit pension assets	12.1	11.7
Other non-current assets	3.8	4.1
Deferred tax assets	84.3	67.6
TOTAL NON-CURRENT ASSETS	6,442.3	5,937.0

CURRENT ASSETS

Inventories	1,597.0	1,223.3
Accounts receivable, net	464.9	607.1
Prepaid expenses and other receivables	198.2	213.2
Current tax assets	13.1	10.3
Cash and cash equivalents	303.4	345.4
TOTAL CURRENT ASSETS	2,576.6	2,399.3

TOTAL ASSETS	9,018.9	8,336.3

SHAREHOLDERS' EQUITY (DEFICIT) AND LIABILITIES

EQUITY

Share capital	18.5	18.4
Share premium	3,215.8	3,189.1
Capital reserve	2,789.2	2,789.2
Cash flow hedge reserve	(52.3)	19.6
Accumulated deficit and other	(464.2)	(1,017.0)
Equity attributable to equity holders of the parent company	5,507.0	4,999.3
Non-controlling interests	16.8	9.1
TOTAL EQUITY	$5,523.8	$5,008.4

In millions	June 30, 2025	December 31, 2024

LIABILITIES

NON-CURRENT LIABILITIES

Non-current borrowings	$791.5	$790.8
Non-current lease liabilities	516.4	439.0
Defined benefit pension liabilities	33.5	30.0
Other non-current liabilities	16.4	15.5
Non-current provisions	6.9	5.9
Non-current tax liabilities	5.5	4.9
Deferred tax liabilities	512.9	487.4
TOTAL NON-CURRENT LIABILITIES	1,883.1	1,773.5

CURRENT LIABILITIES

Other borrowings	143.2	136.5
Current lease liabilities	133.9	116.9
Accounts payable	529.2	549.0
Other current liabilities	764.1	687.9
Current provisions	34.1	33.7
Current tax liabilities	7.5	30.4
TOTAL CURRENT LIABILITIES	1,612.0	1,554.4

TOTAL LIABILITIES	3,495.1	3,327.9

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	$9,018.9	$8,336.3
(1) Beginning in the second quarter of 2025, the Company changed its presentation of non-current financial assets and other non-current assets to better reflect the nature of the balances. Prior year balances have been recast to conform with current period presentation.

GEOGRAPHIC REVENUES (1)
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
In millions	2025	2024	% Change	2025	2024	% Change
Geographic Revenues
Americas	$395.4	$371.9	6%	$860.1	$786.8	9%
Greater China (2)	410.2	289.6	42%	856.2	601.2	42%
EMEA	276.2	233.1	18%	681.1	593.8	15%
Asia Pacific (3)	154.5	106.8	45%	311.4	212.2	47%
Total	$1,236.3	$1,001.4	23%	$2,708.8	$2,194.0	23%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior period amounts have been reclassified to conform with current period presentation.
(2) Consists of mainland China, Hong Kong, Macau and Taiwan.
(3) Excludes Greater China.
CHANNEL REVENUES (1)
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
In millions	2025	2024	% Change	2025	2024	% Change
Channel Revenues
Wholesale	$595.4	$544.8	9%	$1,375.3	$1,239.6	11%
DTC	640.9	456.6	40%	1,333.5	954.4	40%
Total	$1,236.3	$1,001.4	23%	$2,708.8	$2,194.0	23%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior period amounts have been reclassified to conform with current period presentation.

SEGMENT REVENUES (1)
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
In millions	2025	2024	% Change	2025	2024	% Change
Segment Revenues
Technical Apparel	$508.9	$412.1	23%	$1,172.7	$929.3	26%
Outdoor Performance	413.7	305.8	35%	916.1	707.6	29%
Ball & Racquet Sports	313.7	283.5	11%	620.0	557.1	11%
Total	$1,236.3	$1,001.4	23%	$2,708.8	$2,194.0	23%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior period amounts have been reclassified to conform with current period presentation.
SEGMENT ADJUSTED OPERATING PROFIT
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,				For the six months ended June 30,
In millions	2025	% of Segment Revenues (2)	2024	% of Segment Revenues (2)	2025	% of Segment Revenues (2)	2024	% of Segment Revenues (2)
Segment Adjusted Operating Profit
Technical Apparel	$70.7	13.9%	$57.8	14.0%	$228.6	19.5%	$175.1	18.8%
Outdoor Performance	21.3	5.1%	(6.5)	(2.1)%	95.1	10.4%	12.8	1.8%
Ball & Racquet Sports	9.7	3.1%	3.2	1.1%	29.9	4.8%	14.0	2.5%
Corporate expenses (1)	(34.3)	NM	(25.2)	NM	(54.1)	NM	(42.9)	NM
Total	$67.4	5.5%	$29.3	2.9%	$299.5	11.1%	$159.0	7.2%
(1) Includes corporate expenses, which have not been allocated to the reportable segments.
(2) The operating loss as a percentage of revenues for Corporate expenses is not presented as it is not a meaningful metric (NM).

SEGMENT DTC OPERATING DATA
As of June 30, 2025 and 2024
(Unaudited)

	June 30,
	2025	2024	% Change

Store count (1)
Technical Apparel	227	203	12%
Outdoor Performance	256	162	58%
Ball & Racquet	63	26	142%
Total	546	391	40%

Omni-comp (2)
Technical Apparel	15%	26%
Outdoor Performance	28%	32%
Ball & Racquet	19%	1%
(1) Reflects the number of owned retail stores open at the end of the fiscal period for each segment.
(2) Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.
ADJUSTED GROSS PROFIT RECONCILIATION
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2025	2024	2025	2024
Gross Profit	$722.9	$558.9	$1,574.0	$1,207.1
Depreciation and amortization on PPA fair value step up	3.8	3.7	7.4	7.4
Expenses related to certain legal proceedings	(1.3)	—	(2.1)	—
Adjusted Gross Profit	$725.4	$562.6	$1,579.3	$1,214.5

ADJUSTED SG&A RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2025	2024	2025	2024
Selling, general and administrative expenses	$(697.8)	$(567.8)	$(1,339.7)	$(1,111.7)
Depreciation and amortization on PPA fair value step up	7.2	7.0	14.1	14.0
Restructuring expenses	6.0	8.8	8.9	9.7
Expenses related to transaction activities	2.0	12.2	2.3	18.1
Expenses related to certain legal proceedings	0.1	—	0.1	—
Share-based payments	5.9	6.0	10.9	9.4
Adjusted SG&A expenses	$(676.6)	$(533.8)	$(1,303.4)	$(1,060.5)
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior period amounts have been reclassified to conform with current period presentation.
ADJUSTED NET FINANCE COST RECONCILIATION
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2025	2024	2025	2024
Net Finance Costs	$(21.9)	$(45.2)	$(38.5)	$(139.1)
Expenses related to transaction activities	—	—	—	18.0
Loss on debt extinguishment	—	—	—	14.3
Adjusted Net Finance Costs	$(21.9)	$(45.2)	$(38.5)	$(106.8)

ADJUSTED INCOME TAX EXPENSE RECONCILIATION
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2025	2024	2025	2024
Income Tax Benefit/(Expense)	$0.6	$51.9	$(58.9)	$43.7
Depreciation and amortization on PPA fair value step up	(2.8)	(2.7)	(5.4)	(5.3)
Restructuring expenses	(1.5)	(2.2)	(2.2)	(2.4)
Expenses related to transaction activities	(0.5)	(3.1)	(0.6)	(5.9)
Expenses related to certain legal proceedings	0.3	—	0.5	—
Share-based payments	(1.4)	(1.4)	(2.7)	(2.3)
Loss on debt extinguishment	—	—	—	(1.4)
Adjusted Income Tax (Expense)/Benefit	$(5.3)	$42.5	$(69.3)	$26.4

ADJUSTED NET INCOME RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions (except for share and earnings per share information)	2025	2024	2025	2024

Net income/(loss) attributable to equity holders of the Company	$18.2	$(3.7)	$152.8	$1.4
Depreciation and amortization on PPA fair value step up	11.0	10.7	21.5	21.4
Restructuring expenses	6.0	8.8	8.9	9.7
Expenses related to transaction activities	2.0	12.2	2.3	36.0
Expenses related to certain legal proceedings	(1.2)	—	(2.0)	—
Share-based payments	5.9	6.1	10.9	9.4
Loss on debt extinguishment	—	—	—	14.3
Income tax expense on adjustments	(5.9)	(9.4)	(10.4)	(17.3)
Adjusted net income attributable to equity holders of the Company	$36.0	$24.7	$184.0	$74.9
Weighted-average dilutive shares outstanding (2)	560,798,983	508,319,702	560,361,095	486,601,577
Adjusted total diluted earnings per share	$0.06	$0.05	$0.33	$0.15
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) As we have a net loss on an IFRS basis for the three months ended June 30, 2024, weighted-average dilutive shares outstanding equals weighted-average basic shares outstanding. Adjusted total dilutive income per share for the three months ended June 30, 2024, includes the dilutive impact of 3,070,095 shares in accordance with IAS 33, Earnings Per Share, as we have net income on an adjusted basis.

ADJUSTED OPERATING PROFIT RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2025	2024	2025	2024
Income/(loss) before tax	$21.8	$(53.7)	$219.4	$(38.6)
Depreciation and amortization on PPA fair value step up	11.0	10.7	21.5	21.4
Restructuring expenses	6.0	8.8	8.9	9.7
Expenses related to transaction activities	2.0	12.2	2.3	18.0
Expenses related to certain legal proceedings	(1.2)	—	(2.0)	—
Share-based payments	5.9	6.1	10.9	9.4
Loss on debt extinguishment	—	—	—	14.3
Interest expense	30.0	42.6	52.0	110.9
Foreign currency exchange (gains)/losses, net & other finance costs	(6.7)	5.1	(10.6)	19.1
Interest income	(1.4)	(2.5)	(2.9)	(5.2)
Adjusted operating profit	$67.4	$29.3	$299.5	$159.0
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

ADJUSTED EBITDA, AND ADJUSTED EBITDA MARGIN RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2025 and 2024
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2025	2024	2025	2024

Revenue	$1,236.3	$1,001.4	$2,708.8	$2,194.0
Net income/(loss) attributable to equity holders of the Company	$18.2	$(3.7)	$152.8	$1.4
Net income attributable to non-controlling interests	4.2	1.9	7.7	3.7
Depreciation and amortization (2)	81.4	62.8	159.1	125.3
Interest expense (3)	30.0	42.6	52.0	110.9
Loss on debt extinguishment	—	—	—	14.3
Foreign currency exchange (gains)/losses, net & other finance costs	(6.7)	5.1	(10.6)	19.1
Interest income	(1.4)	(2.5)	(2.9)	(5.2)
Income tax (benefit)/expense	(0.6)	(51.9)	58.9	(43.7)
Restructuring expenses	6.0	8.8	8.9	9.7
Expenses related to transaction activities	2.0	12.2	2.3	18.0
Expenses related to certain legal proceedings	(1.2)	—	(2.0)	—
Share-based payments	5.9	6.1	10.9	9.4
Adjusted EBITDA	$137.8	$81.4	$437.1	$262.9
Net income/(loss) margin	1.5%	(0.4)%	5.6%	0.1%
Adjusted EBITDA Margin	11.1%	8.1%	16.1%	12.0%
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) Depreciation and amortization includes amortization expense for right-of-use assets capitalized under IFRS 16, Leases of $39.4 million and $29.2 million for the three months ended June 30, 2025 and 2024, and $75.2 million and $55.7 million for the six months ended June 30, 2025 and 2024, respectively.
(3) Total interest expense on lease liabilities under IFRS 16, Leases was $7.9 million and $4.9 million for the three months ended June 30, 2025 and 2024, and $15.2 million and $9.2 million for the six months ended June 30, 2025 and 2024, respectively.